Thompson & Knight LLP
AUSTIN
DALLAS
	ATTORNEYS AND COUNSELORS	FORT WORTH
HOUSTON
NEW YORK
1700 PACIFIC AVENUE • SUITE 3300
	DALLAS, TEXAS 75201-4693	ALGIERS
	(214) 969-1700	LONDON
	FAX (214) 969-1751	MEXICO CITY
DIRECT DIAL: (214) 969-1763	www.tklaw.com	MONTERREY
PARIS
EMAIL: Amy.Curtis@tklaw.com		RIO DE JANEIRO
SÃO PAULO
VITÓRIA
June 26, 2009
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dominion Resources Black Warrior Trust Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 1-11335
Dear Mr. Schwall:
     On behalf of Bank of America, N.A., (the “Trustee”), as trustee of the Dominion Resources Black Warrior Trust (the “Trust”), we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 18, 2009 to Ron E. Hooper. Our responses are based upon information provided to us by or on behalf of the Trustee. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Legal Proceedings, page 42
1.	We note that your statement that “[t]he trustee does not believe this litigation will have a material effect on the Trust’s financial statements.” Please reconcile this statement with your statements on pages 50 and 64 that “[a]t the time of filing of this Form 10-K, the Trustee does not have sufficient information to make a determination as to the materiality of this litigation.”

H. Roger Schwall
Securities and Exchange Commission
June 26, 2009

     Response: We propose in future filings to clarify that the Trustee does not currently believe that the litigation will have a material effect on the Trust’s financial statements.
Trustee’s Report on Internal Control Over Financial Reporting, page 64
2.	We note you qualify your internal control over financial reporting with the additional phrase, “modified cash basis.” Please revise your statement to remove the additional qualifying phrase or state why it should be included.
     Response: We have included the additional phrase “modified cash basis” because the first sentence of our report states “The Trustee is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.” Rule 13a-15(f) states “The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles . . .” (emphasis added). In accordance with Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts, the Trust’s financial statements are prepared on a modified cash basis rather than in accordance with generally accepted accounting principles. We did not intend the additional phrase included in the second sentence of our report to be considered qualifying but rather we considered it to be clarifying since the Trust’s financial statements are prepared on the modified cash basis of accounting.
Certifications, exhibit 31.1
3.	Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you used the phrase “annual report” instead of “report” throughout the certification.
     Response: We propose in future filings to change all references to “annual report” in the certification to “report” to conform to Item 601(b)(31) of Regulation S-K. We would propose, however, to continue to deviate from the exact form of the certification in Item 601(b)(31), as permitted by the Staff in its no-action letter issued to Bank of America, N.A., as Trustee of the Trust, on November 13, 2002. In that no-action letter, the Staff permitted certain deviations from the form, such as the use of references to “distributable income and changes in trust corpus” in lieu of “results of operations and cash flows” and permitted the Trustee to reference reliance on information provided by working interest owners. In addition, the certificate does not reference generally accepted accounting principles, since, as stated above, the Trust’s financial statements are prepared on a modified cash basis of accounting, rather than in accordance with generally accepted accounting principles.

H. Roger Schwall
Securities and Exchange Commission
June 26, 2009

     The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.
Sincerely,
/s/ Amy R. Curtis

cc.	Douglas Brown, Securities and Exchange Commission Ron E. Hooper, Bank of America, N.A.